UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  __) *

CASCADE MICROTECH, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

147322101
(CUSIP Number)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]          Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons (1) CM Beteiligungs GmbH (“CMB”) (2) Dr. Hans-Joerg Rotberg (“Rotberg”) (3) Brockhaus Private Equity II Verwaltungs GmbH (“BPEV II”) (4) Marco Brockhaus (“Brockhaus”)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	Germany Germany Germany Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	-0- -0- -0- -0-
6 Shared Voting Power
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	1,608,387 1,608,387 1,608,387 1,608,387
7 Sole Dispositive Power
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	-0- -0- -0- -0-
8 Shared Dispositive Power
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	1,608,387 1,608,387 1,608,387 1,608,387

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	1,608,387 (*) 1,608,387 (*) 1,608,387 (*) 1,608,387 (*)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9)
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	9.99% (*) 9.99% (*) 9.99% (*) 9.99% (*)
12	Type of Reporting Person (See Instructions)
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	CO (a corporation organized under German law) IN (an individual residing in Germany) CO (a corporation organized under German law) IN (an individual residing in Germany)

(*)  Calculated based upon 16,098,566 shares of common stock outstanding as of October 4, 2013.  See also response to Item 4 of this Schedule 13G.

Item 1.

(a)	Name of Issuer
Cascade Microtech, Inc.
(b)	Address of Issuer’s Principal Executive Offices
9100 S.W. Gemini Drive, Beaverton, Oregon 97008

Item 2.

(a)	Name of Person Filing
(1) CM Beteiligungs GmbH (“CMB”) (2) Dr. Hans-Joerg Rotberg (“Rotberg”) (3) Brockhaus Private Equity II Verwaltungs GmbH (“BPEV II”) (4) Marco Brockhaus (“Brockhaus”)
(b)	Address of Principal Business Office or, if none, Residence

(1)  CMB
       Noerdliche Muenchner Str. 23, Gruenwald, Germany  82031

(2)  Rotberg
      c/o Brockhaus Private Equity II Verwaltungs GmbH
      Myliusstrasse 30, Frankfurt, Germany 60323

(3)  BPEV II
      Myliusstrasse 30, Frankfurt, Germany 60323

(4)  Brockhaus
      c/o Brockhaus Private Equity II Verwaltungs GmbH
      Myliusstrasse 30, Frankfurt, Germany 60323

(c)	Citizenship
	(1) CMB (2) Rotberg (3) BPEV II (4) Brockhaus	Germany Germany Germany Germany
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
147322101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

(1) CMB	1,608,387 (*)
(2) Rotberg	1,608,387 (*)
(3) BPEV II	1,608,387 (*)
(4) Brockhaus	1,608,387 (*)

(b)     Percent of class:

(1) CMB	9.99% (*)
(2) Rotberg	9.99% (*)
(3) BPEV II	9.99% (*)
(4) Brockhaus	9.99% (*)

(*)  See statement re:  beneficial ownership contained below in this Item 4.

(c) Number of shares as to which the person has:

(1)    CMB
(i)           Sole power to vote or to direct the vote:  -0-
(ii)          Shared power to vote or to direct the vote:  1,608,387
(iii)         Sole power to dispose or direct the disposition of:  -0-
(iv)         Shared power to dispose or to direct the disposition of: 1,608,387

(2)    Rotberg
        (i)           Sole power to vote or to direct the vote:  -0-
(ii)          Shared power to vote or to direct the vote:  1,608,387
(iii)         Sole power to dispose or direct the disposition of: -0-
(iv)         Shared power to dispose or to direct the disposition of: 1,608,387

(3)    BPEV II
        (i)           Sole power to vote or to direct the vote:  -0-
(ii)          Shared power to vote or to direct the vote:  1,608,387
(iii)         Sole power to dispose or direct the disposition of:  -0-
(iv)         Shared power to dispose or to direct the disposition of: 1,608,387

(4)    Brockhaus
(i)           Sole power to vote or to direct the vote:  -0-
(ii)          Shared power to vote or to direct the vote:  1,608,387
(iii)         Sole power to dispose or direct the disposition of: -0-
(iv)         Shared power to dispose or to direct the disposition of: 1,608,387

CMB is the sole record holder of the shares reported in this Schedule 13G.  Rotberg is the sole managing director and legal representative of CMB, and as a result of such capacity may be deemed to be a beneficial owner of such shares.  However, Rotberg must obtain the approval of the holders of a majority of the shares of CMB in order to vote any of such shares or to sell all or substantially all of the assets of CMB (including the shares reported in this Schedule 13G), although Rotberg does have the power to dispose of (but not to vote) lesser quantities of such shares without such shareholder approval.  BPEV II holds 75% of the shares of CMB, and therefore has the power to direct Rotberg as to all voting matters and with respect to any sale of all or substantially all of the assets of CMB (including the shares reported in this Schedule 13G).  The other shareholders of BPEV II do not have sufficient votes or other rights to direct any CMB voting or investment decisions.  BPEV II is 100% owned and controlled by Marco Brockhaus (including as to any directions by BPEV II to Rotberg as to voting and investment decisions by CMB), and therefore Brockhaus also may be deemed to be a beneficial owner of the shares reported in this Schedule 13D.   Each of Rotberg, BPEV II and Brockhaus disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of their pecuniary interest, if any, therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See response to Item 4 of this Schedule 13G, which is incorporated into this Item 6 by this reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Exhibits                      Exhibit

99.1	Joint Filing Agreement by and among CM Beteiligungs GmbH, Dr. Hans-Joerg Rotberg, Brockhaus Private Equity II Verwaltungs GmbH and Marco Brockhaus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 10, 2013
CM BETEILIGUNGS GMBH

By:    /s/ Dr. Hans-Joerg Rotberg
Name:  Dr. Hans-Joerg Rotberg
Its:  Managing Director (Geschäftsführer)

 /s/ Dr. Hans-Joerg Rotberg
DR. HANS-JOERG ROTBERG

BROCKHAUS PRIVATE EQUITY  II
    VERWALTUNGS GMBH

By:    /s/ Marco Brockhaus
Name:   Marco Brockhaus
Its:  Managing Director (Geschäftsführer)

/s/ Marco Brockhaus
MARCO BROCKHAUS